UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 0-16195

Finisar Corporation 401(k) Profit Sharing Plan

(Exact name of registrant as specified in its charter)

c/o II-VI Incorporated

375 Saxonburg Boulevard

Saxonburg, PA 16056

(724) 352-4455

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Plan Interests in the Finisar Corporation 401(k) Profit Sharing Plan

(Title of each class of securities covered by this form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒

Approximate number of holders of record as of the certification or notice date: None*

*

Prior to the acquisition of Finisar Corporation (“Finisar”) by II-VI Incorporated (“II-VI”) on September 24, 2019 (the “Acquisition”), the Finisar Corporation 401(k) Profit Sharing Plan (the “Plan”) offered shares of the common stock, $0.001 par value, of Finisar (“Finisar Common Stock”) as an investment option. II-VI assumed the Plan in connection with the consummation of the Acquisition. The Plan no longer offers Finisar Common Stock, and the Plan has not offered, and now will not offer, shares of the common stock, no par value, of II-VI (“II-VI Common Stock”), as an investment option. Therefore, interests in the Plan no longer require registration. Prior to the consummation of the Acquisition, Finisar filed post-effective amendments to each of its Registration Statements on Form S-8 relating to the Plan to deregister thereunder all shares of Finisar Common Stock and related plan interests that remained unsold under the Plan. II-VI has filed a post-effective amendment to its Registration Statement on Form S-8 (File No. 333-233949) to deregister thereunder all shares of II-VI Common Stock that remained unsold under the Plan. Accordingly, this Form 15 is being filed solely to suspend the Plan’s duty to file reports under Section 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), including on Form 11-K. Although the duty to file reports under Section 13(a) or 15(d) of the Exchange Act has been terminated with respect to the Plan, II-VI’s duty to file reports under Section 13(a) or 15(d) remains with respect to the II-VI Common Stock.

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, Finisar Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: February 21, 2020	II-VI Incorporated

	By:	/s/ Mary Jane Raymond
		Name:	Mary Jane Raymond
		Title:	Vice President and Treasurer